Exhibit (a)(10)

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FORM OF ACKNOWLEDGEMENT OF RECEIPT OF ELECTION FORM

KLA-Tencor Corporation has received your Election Form dated Feb 26, 2007 PST, by which you made the following elections with respect to your Eligible Options:

Grant Date	Option Number	Option Plan	Exercise Price Per Share	Total Number of Shares Subject to Outstanding Option	Number of Shares Subject to Portion Qualifying as Eligible Option	Amend Entire Eligile Portion?
November 13, 2000	00034601	98	13.38	7,551	7,551	Y
November 13, 2000	00034602	98	13.38	449	449	N
December 27, 2001	00037381	96	15.29	24,100	24,100	N
April 10, 2002	00039672	96	12.21	4,500	2,925	N
February 21, 2004	F02136	96	9.31	4,500	1,350	N
December 17, 2004	F02968	96	7.66	5,000	1,562	Y

If you change your mind, you may change your elections with respect to your Eligible Options by accessing the Offer website at https://kla.equitybenefits.com and completing a new Election Form before 11:59 p.m., Pacific Time on March 27, 2007. Any questions or requests for assistance should be directed to Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

Please note that our receipt of your Election Form is not by itself an acceptance of the Eligible Option. For purposes of the Offer, KLA-Tencor will be deemed to have accepted those Eligible Options properly tendered pursuant to the Offer and not otherwise withdrawn only when KLA-Tencor gives written or electronic notice to the option holders generally of its acceptance of such options. Such notice may be made by press release, email or other method of communication. KLA-Tencor's formal acceptance is expected to take place immediately following the expiration date of the Offer.

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